Exhibit 99.1

Media Release

October 1, 2019

TELUS announces agreement to acquire Canadian operations of ADT

Vancouver, B.C. — Today, TELUS announced that it has agreed to acquire ADT Security Services Canada, Inc. (ADT Canada) for approximately CAD $700 million. ADT Canada is one of Canada’s leading providers of security and automation solutions serving residential and business customers, with approximately 500,000 customers and approximately 1,000 team members across the country.

This acquisition furthers TELUS’ commitment to leverage the power of technology to bring state-of-the-art convenience, control and safety into the lives, homes and businesses of more Canadians. TELUS is also proud to deepen ADT Canada’s roots by ensuring its services continue to be provided and supported by a Canadian company that also prioritizes privacy and security. Following closing of the transaction, TELUS looks forward to welcoming ADT Canada team members and customers into the TELUS family, and bringing customers best-in-class customer service, and innovative new features in the immediate future with valuable offers and upgrades.

This acquisition builds on TELUS’ strategy and commitment to leverage its world-leading wireless and PureFibre networks and complements our industry-leading customer service, to continue to enhance connected home, business, security, IOT, cybersecurity, smart buildings, smart cities and health services for its customers in Canada. The TELUS PureFibre network serves as the backbone of TELUS’ wireless network, enabling even more wireless capacity and faster speeds. TELUS has been repeatedly recognized globally as the fastest network with the best coverage and customer experience in Canada with independent awards and rankings from J.D. Power, H2 OpenSignal, PC Mag, and Ookla.

Recognizing that home and business security is of significant importance to its customers, last year the company launched TELUS SmartHome Security and Secure Business. These solutions provide customers with peace of mind and convenience through advanced home and business automation, state-of-the-art security features, 24/7 real-time monitoring for fires, floods, carbon monoxide leaks and break-ins, and many connected features that allow customers to easily manage their home or business directly from the TELUS SmartHome Security app on TELUS’ award-winning wireless network. This app enables customers to remotely check cameras, lock and unlock doors, manage indoor and outdoor lighting, and even the thermostat all from their smartphone. Importantly, the ADT Canada acquisition not only expands TELUS’ security business, but also supports the continued advancement of TELUS’ health strategy. This includes enabling Canadians with remote patient care with home health monitoring; and helping Canadians, notably elderly citizens, enjoy their independence with secure, connected technology in the comfort of their own home.

In the third quarter of 2019, TELUS expects to have added more than 12,000 new customer additions to our security business, bringing our total security subscriber base to approximately 100,000 prior to the acquisition of ADT Canada. These subscriber statistics are preliminary and subject to confirmation with the release of our third quarter results on November 7, 2019.

The transaction is expected to close in the fourth quarter of 2019, pending regulatory approval and satisfaction of other customary closing conditions set forth in the share purchase agreement, a copy of which will be made available by ADT on EDGAR, the Electronic Data Gathering, Analysis, and Retrieval system of the U.S. Securities and Exchange Commission, at www.sec.gov.

For more information about TELUS’ security and automation solutions, please visit telus.com.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $14.6 billion in annual revenue and 14.2 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Forward-Looking Statements

This news release contains statements about expected future events, including statements relating to the planned acquisition of ADT Canada by TELUS, the expected timing of the transaction, including the receipt of regulatory approvals, and the expected benefits of the transaction and plans for its integration. By their nature, forward-looking statements require TELUS to make assumptions and predictions and are subject to inherent risks and uncertainties. There can be no assurance that the acquisition will be completed as expected or upon the terms and conditions described in this news release, or that the expected benefits of the transaction will be realized. There is significant risk that the forward-looking statements will not prove to be accurate. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from those expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in TELUS’ 2019 second quarter Management’s discussion and analysis and 2018 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

For media inquiries, please contact:

Liz Sauvé
TELUS Public Relations
liz.sauve@telus.com

For investor relations inquiries, please contact:

Robert Mitchell
TELUS Investor Relations
robert.mitchell2@telus.com